Exhibit 99.1

Tencent Music Entertainment Group Announces $400 million Share Repurchase Program

SHENZHEN, China, Dec. 17, 2019 /PRNewswire/ --Tencent Music Entertainment Group ("Tencent Music", "TME", or the "Company") (NYSE: TME), the leading online music entertainment platform in China, today announced that its board of directors (the “Board”) has authorized a share repurchase program under which the Company may repurchase up to $400 million of its Class A ordinary shares in the form of American depository shares (“ADSs”) during a twelve-month period commencing on December 15, 2019 (collectively, the “Share Repurchase Program”).

Mr. Cussion Pang, Chief Executive Officer of Tencent Music, said, "the Share Repurchase Program reflects the Board's confidence in the fundamental and long-term potential of the Company’s business. Our strong financial position and cash generating ability not only enable us to continue to invest in our long-term sustainable growth, but also return value to our shareholders.”

The Company's proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. All Class A ordinary shares of the Company represented by the ADSs repurchased under the Share Repurchase Program are expected to be canceled. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission (the "SEC") Rule 10b-18 and Rule 10b5-1 requirements. The Board will review the Share Repurchase Program periodically, and may authorize adjustment of its terms and size or suspend or discontinue the program. The Company plans to fund repurchases from its existing cash balance.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 857811

The Piacente Group, Inc.

Brandi Piacente

TME@tpg-ir.com

+1 (212) 481-2050

Ross Warner

TME@tpg-ir.com

+86 (10) 6508-0677

Media Relations Contact

tme.pr@icrinc.com

+1 (646) 992-2986

SOURCE Tencent Music Entertainment Group

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